June 3, 2019

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].”

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, NE

Washington, DC 20549

Attention:	Sonia Bednarowski
Justin Dobbie
Rolf Sundwall
Jim Rosenberg

Re:	Stoke Therapeutics, Inc.
Registration Statement on Form S-1
Filed May 23, 2019
File No. 333-231700

Ladies and Gentlemen:

On behalf of Stoke Therapeutics, Inc. (the “Company”), we submit this letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-231700) (the “Registration Statement”), to further address comment 10 of the Staff set forth in its letter to the Company dated April 17, 2019, concerning valuation considerations related to the Company’s equity awards. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY STOKE THERAPEUTICS, INC.

STOKE-1

Securities and Exchange Commission

Division of Corporation Finance

June 3, 2019

The Company advises the Staff that the Company currently anticipates that it will include an expected price range in its preliminary prospectus (the “Preliminary Prospectus”) for the proposed initial public offering (the “IPO”) that will be between approximately $[*] and $[*] per share after effecting a proposed approximate [*]-to-1 reverse stock split (the “Price Range”). The Company plans to effect the reverse stock split in connection with its IPO pursuant to a future amendment of the Company’s certificate of incorporation that will be filed with the Secretary of State of the State of Delaware before filing the Preliminary Prospectus with the Commission (the “Stock Split”). The share numbers and stock prices set forth in this letter reflect the Stock Split and are all post-split. The Price Range has been determined based, in part, upon current market conditions, recent public offerings of other comparable companies and input received from the lead underwriters of the proposed offering, including discussions that took place on May 31, 2019 between senior management of the Company, the Board of Directors of the Company (the “Board”) and representatives of J.P. Morgan Securities LLC, Cowen and Company, LLC and Credit Suisse Securities (USA) LLC, the lead underwriters.

Prior to May 31, 2019, the Company had not held formal discussions with the underwriters regarding a price range for the IPO. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering as of the date of that discussion with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The Company expects to include a bona fide price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as [*]. Such price range could differ from the Price Range based on then-current market conditions, continuing discussions with the lead underwriters and further business developments impacting the Company.

We supplementally advise the Staff that, as described on pages 81-85 of the Registration Statement, for all periods prior to the IPO, the fair values of the shares of common stock underlying the Company’s share-based awards were estimated on each grant date by the Board. To determine the fair value of the Company’s common stock underlying option grants, the Board considered, among other things, timely valuations of the Company’s common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for the Company’s common stock, the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock, including important developments in the Company’s operations, its stage of development, valuations performed by an independent third party valuation firm, sales of the Company’s preferred stock, actual operating results and financial performance, the conditions in the life sciences and biotechnology industry sectors and the economy in general, the stock price performance and volatility of comparable public companies, the lack of liquidity of the Company’s common stock, and the likelihood of achieving a liquidity event, such as an initial public offering or sale.

The following table summarizes the grant of options by the Company since January 1, 2018 (on a post-Stock Split basis):

CONFIDENTIAL TREATMENT REQUESTED BY STOKE THERAPEUTICS, INC.

STOKE- 2

Securities and Exchange Commission

Division of Corporation Finance

June 3, 2019

Date of Grant	Number of Shares Subject to Stock Options Granted	Exercise Price Per Share	Fair Value Per Share	Valuation Date

April 2, 2018	[*]	[*]	[*]	January 31, 2018

July 3, 2018	[*]	[*]	[*]	January 31, 1018

December 12, 2018	[*]	[*]	[*]	October 22, 2018

January 22, 2019	[*]	[*]	[*]	October 22, 2018

March 18, 2019	[*]	[*]	[*]	February 11, 2019

March 25, 2019	[*]	[*]	[*]	February 11, 2019

April 29, 2019	[*]	[*]	[*]	April 16, 2019

May 14, 2019	[*]	[*]	[*]	April 16, 2019

June 4, 2019*	[*]	[*]	[*]	Anticipated Preliminary Prospectus Price Range

*Representing ordinary course new hire grants anticipated to be made by the Company’s Board on such date.

The Company used the following valuation and allocation methods for each of the valuation reports:

For the January 2018 valuation, the Company employed an option pricing method (“OPM”) framework, given the very wide range of possible future exit events, and utilized the back-solve method for inferring and allocating the equity value predicated on the Series A-2 convertible preferred stock financing (the “Series A-2 Financing”) that closed immediately prior to the valuation date. This method was selected as the Company’s management concluded that the Series A-2 Financing was an arm’s-length transaction. Furthermore, as of the valuation date the Company was at an early stage of development and future liquidity events were difficult to forecast. Application of the OPM back-solve method involves making assumptions for the expected time to liquidity, volatility and risk-free rate and then solving for the value of equity such that value for the Series A-2 Financing equals the amount paid. For the January 2018 valuation and for purposes of the OPM allocation of total equity value determined with reference to the Series A-2 Financing, the Company assumed a 57% volatility rate and a 1.5-year estimated term. The Company then reflected a probability weighted average discount for lack of marketability (“DLOM”) of 35% to arrive at a $[*] per share valuation.

CONFIDENTIAL TREATMENT REQUESTED BY STOKE THERAPEUTICS, INC.

STOKE- 3

Securities and Exchange Commission

Division of Corporation Finance

June 3, 2019

For the October 2018 valuation, the independent third-party valuation specialist used a hybrid method of two potential liquidity outcomes: a trade-sale scenario predicated on the Company’s arm’s length Series B convertible preferred stock financing (the “Series B Financing”) that closed just prior to the valuation date and an IPO scenario with reference to recent IPO transactions in the biotechnology and pharmaceutical industry and considering the Company’s preclinical stage of development. Under the hybrid method, the per share value calculated under the two scenarios were weighted based on expected exit outcomes and the quality of the information specific to each allocation methodology to arrive at a final estimated fair value per share value of the Company’s common stock before a DLOM is applied. For the October 2018 valuation, the Company (i) assigned a 90% probability of occurrence to the trade-sale scenario, with a 60% volatility rate and a 2-year estimated term applied within the OPM, then reflected a probability weighted average DLOM of 35%; and (ii) the Company assigned a 10% probability of occurrence to the IPO scenario, with a 30% weighted average cost of capital and a 0.88-year estimated term to an IPO event, then reflected a probability weighted average DLOM of 15%.

For the February 2019 valuation, the independent third-party valuation specialist again used a hybrid method of two potential liquidity outcomes: a trade-sale scenario predicated on the Series B Financing and an IPO scenario with reference to recent IPO transactions in the biotechnology and pharmaceutical industry and considering the Company’s preclinical stage of development. Under the hybrid method, the per share values calculated under the two scenarios were weighted based on expected exit outcomes and the quality of the information specific to each allocation methodology to arrive at a final estimated fair value per share value of the Company’s common stock before a DLOM is applied. For the February 2019 valuation, the Company (i) assigned a 65% probability of occurrence to the trade-sale scenario, with a 61% volatility rate and a 1.75-year estimated term applied within the OPM, then reflected a probability weighted average DLOM of 30%; and (ii) the Company assigned a 35% probability of occurrence to the IPO scenario, with a 25% weighted average cost of capital and a 0.38-year estimated term to an IPO event, then reflected a probability weighted average DLOM of 12.5%.

For the April 2019 valuation, the independent third-party valuation specialist again used a hybrid method of two potential liquidity outcomes: a trade-sale scenario predicated on the Series B Financing and an IPO scenario with reference to recent IPO transactions in the biotechnology and pharmaceutical industry and considering the Company’s preclinical stage of development. Under the hybrid method, the per share values calculated under the two scenarios were weighted based on expected exit outcomes and the quality of the information specific to each allocation methodology to arrive at a final estimated fair value per share value of the Company’s common stock before a DLOM is applied. For the April 2019 valuation, the Company (i) assigned a 40% probability of occurrence to the trade-sale scenario, with a 61% volatility rate and a 1.75-year estimated term applied within the OPM, then reflected a probability weighted average DLOM of 25%; and (ii) the Company assigned a 60% probability of occurrence to the IPO scenario, with a 25% weighted average cost of capital and a 0.25-year estimated term to an IPO event, then reflected a probability weighted average DLOM of 7.5%.

The Company has not granted any options since May 2019 and does not currently intend to grant any options other than those in the ordinary course for newly hired employees anticipated on June 4, 2019, which it expects to total [*] shares, and to be valued at the midpoint of the Price Range.

The Company submits that the primary reason for the difference between the fair value per share used for the stock options granted in April and May 2019 and the midpoint of the Price Range are:

CONFIDENTIAL TREATMENT REQUESTED BY STOKE THERAPEUTICS, INC.

STOKE- 4

Securities and Exchange Commission

Division of Corporation Finance

June 3, 2019

•

Differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company and used to determine the Price Range, which assume a successful IPO as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations determined by the Board as described above in connection with the description of methodologies used.

•

The Price Range necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created and, therefore, excludes any marketability or liquidity discount for the Company’s common stock, which was appropriately taken into account in the Board’s historical determinations of fair value.

•	The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the determination of the Price Range.

•

The expected proceeds of a successful IPO would substantially increase the Company’s cash balances. In addition, the completion of an IPO would potentially provide the Company with readier access to the public equity markets.

The Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

As such, taking into account all of the above, the Company submits that it believes that its determination of the fair value of the Common Stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants.

CONFIDENTIAL TREATMENT REQUESTED BY STOKE THERAPEUTICS, INC.

STOKE- 5

Securities and Exchange Commission

Division of Corporation Finance

June 3, 2019

*********

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in his absence, Julia Forbess at (415) 875-2420.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman

Partner

cc:

Edward M. Kaye, M.D., Chief Executive Officer

Stephen J. Tulipano, Chief Financial Officer

Stoke Therapeutics, Inc.

Julia Forbess

Fenwick & West LLP

Deanna Kirkpatrick

Marcel Fausten

Davis Polk & Wardwell LLP

CONFIDENTIAL TREATMENT REQUESTED BY STOKE THERAPEUTICS, INC.

STOKE- 6